Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2009 Results

Revenues up 3% before currency; Underlying operating profit up 2%

NEW YORK, NY, May 7, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today reported results for the first quarter ended March 31, 2009.  Resilient revenue growth despite weak markets, close management of costs and out-performance on its integration program combined to deliver good results.

	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and Profit Margin)
GAAP Financial Measures	2009	2008	Change
Revenues	$3,124	$1,834	70%
Operating profit	374	216	73%
Diluted earnings per share	$0.27	$0.30	-10%
Cash flow from operations	251	284	-12%

Non-GAAP Financial Measures	2009	2008[1]	Change Before Currency	Change
Revenues from ongoing businesses	$3,121	$3,228	3%	-3%
Underlying operating profit[2]	588	576		2%
Underlying operating profit margin[2]	18.8%	17.8%		+100	bps
Adjusted earnings per share	$0.40	$0.44		-9%
Free cash flow	51	155		-67%

Unless otherwise noted, all revenue growth comparisons are before currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

•	Revenues were $3.1 billion, an increase of 3% before currency compared to first-quarter 2008 pro forma revenues.[1]
•	GAAP revenues increased 70% (after currency) primarily as a result of the Reuters acquisition completed on April 17, 2008.
•	Underlying operating profit increased 2% to $588 million, with the related margin increasing 100 basis points primarily due to the benefits of currency and integration-related savings.
•	Earnings per share were $0.40 benefiting from higher underlying profit, offset by higher integration-related costs of $0.07 per share.
•	First-quarter free cash flow was $51 million, down from the prior period, primarily due to a $194 million increase in net interest paid related to the acquisition of Reuters.
•	Integration and legacy savings programs are tracking against the accelerated plan with $850 million of run-rate savings (against a 2011 target of $1.4 billion) achieved by quarter-end.
_________________________
1 2008 financial information disclosed in this news release has been prepared on a pro forma basis and assumes that Thomson’s acquisition of Reuters closed on January 1, 2007.  Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing are not included in GAAP results.  2009 results include the impact of the acquisition for the entire period.  For more information, see the explanatory note at the end of this news release.
2 Underlying operating profit excludes amortization of acquired intangible assets, fair value adjustments, integration program costs and the results of disposals.

Thomson Reuters Reports First-Quarter 2009 Results

“Our ability to continue delivering revenue and profit growth in these challenging markets demonstrates the strength of our business model, the choice of sectors in which we participate and our execution focus,” said Thomas H. Glocer, chief executive officer.

“We recently marked the one-year anniversary of the Reuters acquisition, and the integration is ahead of plan and has gone very well.  While the financial markets remain difficult, we are well positioned with services which promote transparency, manage risk and automate manual processes.  In addition, our Legal, Tax & Accounting and Healthcare & Science businesses address major governmental priorities, such as enhanced regulation, tax reform and healthcare spending.”

 “We are concentrating our investments on key projects that will allow us to take share in difficult markets and grow strongly once the economy recovers.  In the near term, close management of expenses and cost synergies from the integration should protect margins. Over the longer term, we expect renewed market growth and revenue synergies from the integration to drive significant profit growth.”

First-Quarter Business Segment Highlights

Professional Division

Three Months Ended March 31, (Millions of U.S. dollars, unless otherwise indicated)
Revenues	2009	2008	Change	Change Before Currency
Legal	$834	$839	-1%	3%
Tax & Accounting	239	221	8%	10%
Healthcare & Science	195	187	4%	7%
Professional Division Total	1,268	1,247	2%	5%

Operating Profit	2009	2008	Change	2009 Margin	2008 Margin
Legal	$241	$233	3%	28.9%	27.8%
Tax & Accounting	37	40	-8%	15.5%	18.1%
Healthcare & Science	29	28	4%	14.9%	15.0%
Professional Division Total	307	301	2%	24.2%	24.1%

•	Professional’s revenues increased 5%, including 3% organic growth, with all segments contributing positively to growth.
•	Online, software and services revenues increased 7%, 4% of which was organic. This represented 80% of Professional revenues in the first quarter.
•	Operating profit and related margin improvements were primarily derived from the benefits of currency and efficiency initiatives in the Legal segment.

Legal

•
Legal revenues increased 3%, with organic revenue growth of 2% driven by online products including Westlaw, international legal businesses and growth by FindLaw.  These gains were somewhat offset by declines in ancillary services, bar exam and preparation classes, consulting services and enterprise software-related revenues.

Thomson Reuters Reports First-Quarter 2009 Results

•	Operating profit increased 3% and the related margin expanded 110 basis points, primarily due to the benefit of currency and efficiency initiatives.

Tax & Accounting

•
Revenues were up 10%, 4% organic, driven by growth of core products, such as the UltraTax suite of solutions.  Acquisitions contributed 6% growth, primarily from compliance software provider Paisley, which closed on December 31, 2008.  Software and services revenues also grew solidly in the quarter.

•	Operating profit and the related margin were down primarily due to the dilutive impact of recent acquisitions.

Healthcare & Science

•
Strong revenue growth of 7%, all organic, was driven by higher sales in the Payer decision-support business and increased subscriptions for the ISI Web of Knowledge / Web of Science product.  Results for Healthcare & Science exclude the impact of Dialog (sold in July 2008) and PDR (Physicians Desk Reference) which Thomson Reuters intends to sell and which is now reflected as a “disposal” in the financial statements.

•	Operating profit and the related margin were flat as flow-through from strong revenue growth was offset by costs associated with relocating a data center.

Markets Division
	Three Months Ended March 31, (Millions of U.S. dollars unless otherwise indicated)
Revenues	2009	2008	Change	Change Before Currency
Sales & Trading	$890	$981	-9%	-2%
Investment & Advisory	571	596	-4%	1%
Enterprise	304	300	1%	9%
Media	89	108	-18%	-8%
Markets Division Total	1,854	1,985	-7%	0.4%

Operating Profit	2009	2008	Change	2009 Margin	2008 Margin
Markets Division Total	337	338	0%	18.2%	17.0%

•
Revenues grew 0.4% (2% growth in recurring subscription revenues), all organic, compared to 9% pro forma organic growth for the same period a year ago.  While substantially down, the ability of the Markets Division to maintain revenue growth in these very difficult financial markets highlights the diversity and balance of its businesses.

•
Enterprise and the majority of business segments in Investment & Advisory performed well, as did key products and services in Sales & Trading, such as Commodities & Energy and Post Trade Services.  However, lower volumes in transaction services and reductions in headcount at clients held back growth.

•
Operating profit was unchanged from the prior year period.  The corresponding margin expanded 120 basis points primarily due to benefits from currency, integration-related savings and tight cost controls.

•	Asia led all geographic areas with 5% revenue growth, while Europe, Middle East and Africa grew 3%. Americas revenues decreased 4%, all before currency.

Thomson Reuters Reports First-Quarter 2009 Results

Sales & Trading

•
Revenues decreased 2% due to lower foreign exchange (FX) transactional volumes and a decline in desktop subscriptions.  These declines were partly offset by good revenue growth from Commodities & Energy and Tradeweb, both of which benefited from higher trading volumes.

Investment & Advisory

•
Revenues increased 1%, driven by growth across most business segments, offset by sustained weakness in Investment Banking.  Investment Management revenue growth was driven by demand for advanced analytics product offerings.  Wealth Management benefited from strong growth in Asia and back office transaction processing solutions.  Corporate Services revenue growth was due to geographic expansion of investor relations and business intelligence solutions.

Enterprise

•
Revenues grew 9%, reflecting continued strong demand for real-time, pricing and reference data as customers seek ways to automate back office processes and trade execution, as well as improve pricing transparency and meet regulatory requirements.

Media

•
Revenues declined 8%, due to a decline in the professional publishing and consumer businesses.  The core news agency business declined by only 2% as cost savings initiatives by media clients drove increased reliance on agency services.

Corporate and Other

Corporate and Other expenses increased $89 million to $145 million, primarily due to integration costs.  Core Corporate and Other costs decreased to $56 million compared to $63 million in the prior period, reflecting lower headcount.

Integration Programs

•
Thomson Reuters previously announced that it expects $1 billion in annualized cost savings from integration programs by the end of 2011, up from $750 million of savings projected in May 2008.  This raised the overall savings target (including legacy efficiency programs) to $1.4 billion.

•
Thomson Reuters achieved combined run-rate savings of $850 million in the first quarter, placing it on track to achieve its target of $975 million by the end of 2009. Savings were achieved through real estate integration, rationalization of redundant positions and the harmonization of infrastructure supporting the business.

•	The first-quarter costs required to achieve these savings were $88 million.

Recent Developments

In the first quarter, Thomson Reuters issued C$750 million (approximately US$610 million) of 6.00% notes due in March 2016 to further strengthen its balance sheet and enhance financial flexibility.

Thomson Reuters Reports First-Quarter 2009 Results

Business Outlook (Before Currency)

Based on the current environment in the markets it serves, Thomson Reuters reaffirms its previous outlook that  revenues are expected to grow in 2009 and underlying operating margin and free cash flow (adjusted for certain timing-related items) will be comparable to 2008, supported by revenue growth and the expected savings from integration programs.

Dividend

As previously announced, Thomson Reuters increased its 2009 dividend amount by $0.04 per share for 2009, resulting in a quarterly dividend of $0.28 per share and an annualized dividend amount of $1.12 per share. Thomson Reuters will pay a quarterly dividend on June 15, 2009 to shareholders of record as of May 22, 2009.

Renewal of Share Buyback Facility

Thomson Reuters repurchases shares from time to time as part of its capital management strategy. Thomson Reuters today announced that it has received approval from the Toronto Stock Exchange (TSX) to renew its Normal Course Issuer Bid (NCIB) for Thomson Reuters Corporation common shares for an additional 12-month period. Under the bid, up to 15 million common shares may be repurchased in open market transactions on the TSX or the New York Stock Exchange between May 13, 2009 and May 12, 2010. This amount represents approximately 1.8% of the aggregate issued and outstanding shares of Thomson Reuters Corporation and Thomson Reuters PLC as of May 6, 2009. On May 6, 2009, there were 647,393,892 Thomson Reuters Corporation common shares and 181,229,241 Thomson Reuters PLC ordinary shares outstanding. As required by English law, Thomson Reuters is seeking shareholder approval at next week's annual general meeting to renew its buyback authority for up to approximately 27.2 million Thomson Reuters PLC ordinary shares. Thomson Reuters may purchase up to 378,443 of its common shares during any trading day, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months prior to TSX acceptance of the notice of the NCIB. In April 2008, Thomson Reuters commenced a $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program completion in July 2008. Thomson Reuters subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008. The average price paid per ordinary share in the three months ended June 30, 2008 and September 30, 2008 was $30.59 and $24.68, respectively. Between June 6, 2008 and May 6, 2009, no common shares were repurchased under the NCIB.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2009 Results

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter results today beginning at 10:00 a.m. U.S. Eastern Daylight Time (EDT) / 3:00 p.m. British Summer Time (BST).  To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page and then “Earnings Webcasts” on the left side of the “Investor Relations” page.  A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

Thomson Reuters Corporation is incorporated in Ontario, Canada with a registered office at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters PLC (registered no. 06141013) is registered in England & Wales with a registered office at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary.

All references to growth rate percentages compare the results of the period to those of the prior year comparable period.

NON-GAAP FINANCIAL MEASURES

This news release includes certain non-GAAP financial measures, including pro forma financial information as described herein. Thomson Reuters uses these non-GAAP financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with Canadian GAAP. Non-GAAP financial measures (other than pro forma financial information) are defined and reconciled to the most directly comparable Canadian GAAP measures in the following tables.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. Pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson under Canadian GAAP prior to the closing of the acquisition and which currently apply to Thomson Reuters as though Reuters was acquired on January 1, 2007. Pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. Pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. Pro forma information reflects the impacts of purchase accounting but excludes deal-related expenses.

Thomson Reuters Reports First-Quarter 2009 Results

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the sections under the headings “Business Outlook” and “Integration Programs” includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other integration program initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors.   These and other factors are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities.  Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

Thomson Reuters Reports First-Quarter 2009 Results

2009 GAAP Results Compared to 2008 Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2009	2008(1) (2)	Change	Organic
Revenues
Legal	$834	$839	-1%	2%
Tax & Accounting	239	221	8%	4%
Healthcare & Science	195	187	4%	7%
Professional Division	1,268	1,247	2%	3%
Sales & Trading	890	981	-9%	-2%
Investment & Advisory	571	596	-4%	1%
Enterprise	304	300	1%	9%
Media	89	108	-18%	-8%
Markets Division	1,854	1,985	-7%	0%
Eliminations	(1)	(4)
Revenues from ongoing businesses(3)	3,121	3,228	-3%	2%
Disposals(3)	3	26
Revenues	$3,124	$3,254	-4%

Operating Profit
Legal	$241	$233	3%
Tax & Accounting	37	40	-8%
Healthcare & Science	29	28	4%
Professional Division	307	301	2%
Markets Division	337	338	0%
Corporate and Other	(145)	(56)
Amortization	(119)	(129)
Operating profit from ongoing businesses(3)	380	454	-16%
Disposals(3)	(6)	(2)
Operating profit	$374	$452	-17%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2009	2008(2)	Change

Operating profit	$374	$452	-17%
Adjustments:
Amortization	119	129
Disposals	6	2
Fair value adjustments	1	(20)
Integration program costs	88	13
Underlying operating profit	$588	$576	2%
Underlying operating profit margin	18.8%	17.8%

Thomson Reuters Reports First-Quarter 2009 Results

2009 GAAP Results Compared to 2008 Pro Forma Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common and Ordinary Shares
to Adjusted Earnings from Continuing Operations (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended March 31,
	2009	2008(6)
Earnings attributable to common and ordinary shares	$227
Adjustments:
Disposals	6
Fair value adjustments	1
Net other expense	1
Tax on above items	(5)
Interim period effective tax rate normalization (7)	(13)
Amortization	119
Discontinued operations	(4)
Adjusted earnings from continuing operations	$332	$366
Adjusted earnings per share from continuing operations	$0.40	$0.44

Weighted average common and ordinary shares (in millions)	834.6	838.6

Thomson Reuters Reports First-Quarter 2009 Results

2009 GAAP Results Compared to 2008 Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Depreciation
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
Depreciation	2009	2008(1) (2)

Legal	$(58)	$(57)
Tax & Accounting	(15)	(10)
Healthcare & Science	(13)	(10)
Professional Division	(86)	(77)
Markets Division	(161)	(155)
Corporate and Other	(5)	(1)
Depreciation - Ongoing Businesses	(252)	(233)
Disposals	(1)	(2)
Total Depreciation	$(253)	$(235)
_______

(1)	2008 segment results have been restated to be comparable to the presentation for 2009.
(2)
2008 results are shown on a pro forma basis which assumes that Thomson acquired Reuters on January 1, 2007.  These amounts reflect the impacts of purchase accounting, but exclude deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

(3)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(4)
Underlying operating profit excludes amortization of acquired intangible assets, fair value adjustments, integration program costs and the results of disposals.  Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(5)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include integration program costs, but exclude the pre-tax impacts of amortization of acquired intangible assets, as well as the post-tax impacts of fair value adjustments, the results of disposals (see note (3) above)  non-recurring items and discontinued operations.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average common and ordinary shares and does not represent actual earnings per share attributable to shareholders.

(6)
In 2008, Thomson Reuters calculated its pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the statement of earnings.  Additionally, Thomson Reuters deducted costs associated with its integration programs.  The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the three months ended March 31, 2008.

(millions of U.S. dollars, except as otherwise indicated and except per share data) Pro forma basis	Three Months Ended March 31, 2008(a)
Underlying operating profit	576
Adjustments:
Integration program costs	(13)
Net interest expense (calculated as pro rata $450 million annualized)	(113)
Income taxes (calculated using an estimated effective tax rate of 25%)	(80)
Tradeweb ownership interests	(2)
Dividends declared on preference shares	(2)
Adjusted earnings from continuing operations	366
Adjusted earnings per share from continuing operations	$0.44

Weighted average common and ordinary shares (in millions)	838.6

(a) This calculation has been restated to be comparable to the 2009 presentation of disposals.

Weighted average common and ordinary shares outstanding reflected the actual reported diluted weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.
(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate.  Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports First-Quarter 2009 Results

Consolidated GAAP Results

Thomson Reuters Corporation
Consolidated Statement of Earnings
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended March 31,
	2009	2008

Revenues	$3,124	$1,834
Cost of sales, selling, marketing, general and administrative expenses	(2,378)	(1,435)
Depreciation	(253)	(121)
Amortization	(119)	(62)
Operating profit	374	216
Net other expense	(1)	(26)
Net interest (expense) income and other financing costs	(96)	39
Income taxes	(49)	(34)
Tradeweb ownership interests, net of tax	(4)	(2)
Earnings from continuing operations	224	193
Earnings from discontinued operations, net of tax	4	1
Net earnings	228	194
Dividends declared on preference shares	(1)	(2)
Earnings attributable to common and ordinary shares	$227	$192

Basic earnings per share	$0.27	$0.30
Diluted earnings per share	$0.27	$0.30

Basic weighted average common and ordinary shares	828,249,564	640,067,675
Diluted weighted average common and ordinary shares	834,622,790	642,373,088

Thomson Reuters Reports First-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	March 31, 2009	December 31, 2008
Assets

Cash and cash equivalents	$1,251	$841
Accounts receivable, net of allowances	1,760	1,780
Prepaid expenses and other current assets	926	952
Deferred income taxes	100	100

Current assets	4,037	3,673

Computer hardware and other property, net	1,480	1,555
Computer software, net	1,283	1,298
Identifiable intangible assets, net	8,406	8,596
Goodwill	19,044	19,348
Other non-current assets	1,493	1,550

Total assets	$35,743	$36,020

Liabilities and shareholders’ equity

Liabilities

Short-term indebtedness	$5	$13
Accounts payable and accruals	2,216	2,710
Deferred revenue	1,277	1,196
Current portion of long-term debt and finance lease obligations	664	672

Current liabilities	4,162	4,591

Long-term debt and finance lease obligations	7,370	6,834
Other non-current liabilities	1,760	1,723
Deferred income taxes	2,769	2,674

Minority interest in equity of consolidated affiliate	78	72

Shareholders’ equity

Capital	11,160	11,135
Retained earnings	10,966	10,969
Accumulated other comprehensive loss	(2,522)	(1,978)

Total shareholders’ equity	19,604	20,126

Total liabilities and shareholders’ equity	$35,743	$36,020

Thomson Reuters Reports First-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2009	2008
Cash provided by (used in):

Operating activities
Net earnings	$228	$194
Remove earnings from discontinued operations	(4)	(1)
Add back (deduct) items not involving cash:
Depreciation	253	121
Amortization	119	62
Deferred income taxes	(11)	(53)
Other, net	54	88
Changes in working capital and other items	(388)	(113)
Cash used in operating activities – discontinued operations	-	(14)
Net cash provided by operating activities	251	284

Investing activities
Acquisitions, less cash acquired	(20)	(123)
Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid	22	(53)
Proceeds from other disposals, net of income taxes paid	-	154
Capital expenditures, less proceeds from disposals	(193)	(108)
Other investing activities	(6)	(12)
Other investing activities of discontinued operations	-	(7)
Net cash used in investing activities	(197)	(149)

Financing activities
Proceeds from debt	609	1,679
Repayments of debt	(3)	(400)
Net (repayments) borrowings under short-term loan facilities	(10)	354
Dividends paid on preference shares	(1)	(2)
Dividends paid on common and ordinary shares	(228)	(126)
Other financing activities, net	(2)	2
Net cash provided by financing activities	365	1,507

Translation adjustments	(9)	83
Increase in cash and cash equivalents	410	1,725
Cash and cash equivalents at beginning of period	841	7,497
Cash and cash equivalents at end of period	$1,251	$9,222

Thomson Reuters Reports First-Quarter 2009 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2009	2008
Net cash provided by operating activities	$251	$284
Capital expenditures, less proceeds from disposals	(193)	(108)
Other investing activities	(6)	(12)
Other investing activities of discontinued operations	-	(7)
Dividends paid on preference shares	(1)	(2)
Free cash flow (1)	$51	$155

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund new acquisitions.